File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

(Filed July 11, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 11, 2007

Press Release

Failure in natural gas supply temporarily interrupts operations at two glass containers facilities

San Pedro, Garza Garcia, Nuevo Leon, Mexico, July 11, 2007.- Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA) announced today that two of its glass containers production facilities located in Queretaro and Guadalajara temporarily interrupted operations. The interruption resulted from a failure in natural gas supply caused by a recent incident at some of PEMEX gas pipelines.

Necessary measures are being implemented at both facilities to minimize the impact to their glass containers customer supply programs. These facilities are being supported by Vitro's four other domestic production plants.

Estimated impact of this temporary interruption in production at both facilities to the Company's consolidated EBITDA will be of approximately US$800,000 per day until production returns to normal levels. We are confident that the natural gas supply will soon be restored.

PEMEX has announced that it is working to restore its supply service to normal levels as soon as possible. Both plants will return to normal operations as soon as the natural gas supply is 100% restored.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass;beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Maura Gedid Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mgedid@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: July 11, 2007